U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Lucent Technologies Inc.
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   (Last)                           (First)             (Middle)

600 Mountain Avenue
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                                    (Street)

  Murray Hill,                       NJ                07974-0636
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Agere Systems Inc. (NYSE: Agr.a)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     4/01
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                    6.
                                                        4.                           5.             Owner-
                                                        Securities Acquired (A) or   Amount of      ship
                                           3.           Disposed of (D)              Securities     Form:     7.
                                           Transaction  (Instr. 3, 4 and 5)          Beneficially   Direct    Nature of
                             2.            Code         ---------------------------- Owned at End   (D) or    Indirect
1.                           Transaction   (Instr. 8)               (A)              of Month       Indirect  Beneficial
Title of Security            Date          ------------     Amount  or     Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   (mm/dd/yy)     Code  V                 (D)              and 4)         (Instr.4) (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
par value $.01 per share     4/3/01         C           90,000,000   A                              D
---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
par value $.01 per share     4/4/01         S           90,000,000   D     $5.766(1) 0              D
---------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                 10.
                                                                                                       9.        Owner-
                                                                                                       Number    ship
                                                                                                       of        Form
                    2.                                                                                 Deriv-    of
                    Conver-                    5.                             7.                       ative     Deriv-   11.
                    sion                       Number of                      Title and Amount         Secur-    ative    Nature
                    or                         Derivative    6.               of Underlying     8.     ities     Secur-   of
                    Exer-             4.       Securities    Date             Securities        Price  Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)  of     ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date  ----------------  Deriv- Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)           Amount  ative  at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------           or      Secur- of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-           Number  ity    Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion              of      (Instr (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A) (D)      cisable  Date    Title     Shares  5)     4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------
                                                                              Class A
                                                                              Common
Class B Common                                                                Stock, par
Stock, par value                                                              value $.01
$.01 per share(2)   1-for-1  4/3/01   C             90,000,000                per share  90,000,000    945,100,000  D
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==================================================================================================================================

Explanation of Responses:


(1) Lucent exchanged the shares of Class A Common Stock of Agere for debt obligations of Lucent. The shares of Class A Common Stock were valued at $5.766 per share for the exchange.

(2) Prior to a tax-free distribution of the shares of Class B common stock to Lucent Technologies Inc.'s stockholders, each share of Class B Common Stock is convertible while held by Lucent Technologies Inc. or any of its subsidiaries (other than Agere Systems Inc.) at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will automatically convert into a share of Class A Common Stock (i) if Lucent or any of its subsidiaries (other than Agere Systems Inc.) is no longer the owner of such stock or (ii) upon the date on which shares of Class B Common Stock owned by Lucent represent less than 50% of the then outstanding shares of common stock of Agere Systems Inc.

                      /s/ Martina Hund-Mejean                       May 10, 2001
                      ----------------------------------------      ------------
                      **Signature of Reporting Person (on              Date
                      behalf of Lucent Technologies)


** Intentional misstatement or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies o this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

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